

82-3361

Pernod Ricard

DF/Lettres2005/279.2005



SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA

1st of July 2005

For the attention of Mrs Felicia KUNG

Subject: Exemption Request for ADR's under Rule 12 g3-2 (b)

Dear Mrs Kung,

You will find, here enclosed, press-release concerning our Company and delivered to the French Market, today.

Wishing you a good receipt of those documents,

Yours sincerely,

Antoine PERNOD

7/11

Not for release, publication or distribution, in whole or in part, in or into or from, Australia, Canada or Japan



Pernod Ricard

Pernod Ricard receives clearance from the U.S. Federal Trade Commission and Department of Justice for proposed acquisition of Allied Domecq PLC

Paris, 1st July 2005 – Pernod Ricard is pleased to note that the U.S. Federal Trade Commission and Department of Justice have granted clearance of its acquisition of Allied Domecq PLC. The clearance is subject to the implementation of the Framework Agreement with Fortune Brands, Inc.

The U.S. agencies have also granted early clearance of the sale to Fortune Brands, Inc. of the majority of the brands provided for under the Framework Agreement, while the Federal Trade Commission continues its review related to the Canadian Club and Maker's Mark brands. Pernod Ricard would continue to hold those brands on a temporary basis.

This U.S. clearance follows the clearance received from the European Commission on 24th June and the approval of Pernod Ricard's shareholders to increase the share capital of the Company at the extraordinary general meeting held yesterday. The acquisition remains subject to the approval of the antitrust authorities in Canada as well as the approval of Allied Domecq's shareholders.

« We *welcome this clearance* » said Patrick Ricard, Chairman and CEO of Pernod Ricard. «*We now look forward to the outcome of the Allied Domecq shareholder meetings on Monday and believe that we remain firmly on track for meeting the proposed timetable with completion occurring by the end of July* »

For more information, please contact:
Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com